Insider transaction detail - View details for insider	2007-06-28 17:55 ET

Transactions sorted by	: Insider
Insider family name	: CLARKSON ( Starts with )
Given Name	: ROSS (Starts with)
Filing date range	: October 5, 2007 - October 5, 2007
Equity securities	: Common Shares

Insider name:	Clarkson, Ross Gordon

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer

Security designation: Common Shares

1056073	2007-10-03	2007-10-05	Direct Ownership:	10-Acquisition or disposition in the pubilc market	-7,800	5.0000 USD	2,320,972	2,320,972